DANIEL J. WINNIKE PARTNER	DWINNIKE@FENWICK.COM (650) 335-7657

July 6, 2010

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4631

Attention:	Jay E. Ingram
Era Anagnosti
Tricia Armelin
Melinda Hooker
Division of Corporation Finance

Re:	Amyris, Inc. (formerly Amyris Biotechnologies, Inc.)
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-166135

Ladies and Gentlemen:

On behalf of Amyris, Inc., formerly Amyris Biotechnologies, Inc. (“Company” or “Amyris”), we are transmitting herewith Amendment No. 4 (“Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-166135) originally filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 16, 2010 (“Registration Statement”). In this letter, we respond to the comments of the Commission staff (“Staff”) contained in your letter dated July 1, 2010. The numbered paragraphs below correspond to the numbered comments in that letter, with the Staff’s comments presented in bold italics. Also enclosed, please find a hard copy of the Amendment, which is marked to show changes from Amendment No. 3 to the Registration Statement filed on June 28, 2010.

Securities and Exchange Commission

July 6, 2010

General

1.	Without more information, we are not able to evaluate fully whether the concurrent private offerings to Red Mountain Jet, LLC and Total Gas & Power USA SAS should not be integrated with the initial public offering. Given that it does not appear as though you maintained prior business or investment relationships with either entity, please provide additional support for your belief that your previous discussions with Red Mountain and Total is sufficient for establishing a “substantive pre-existing relationship” as contemplated in Release 8828 and Compliance and Disclosure Interpretation 139.25. Provide a detailed account of the method by which you solicited these party’s interests and explain why the investors decided to invest in Amyris during the pendency of this offering. With respect to the issuance of Series D preferred stock to Total, also address the impact that the IPO-pricing provisions has on your conclusion that Total’s interest in its acquisition of the Series D Shares was not related to the publicly-filed registration statement.

Set forth below are the facts and analysis that led Amyris to the conclusion that the investments referred to should not be integrated with the initial public offering that is the subject of the Registration Statement. In each case Amyris maintained a substantive prior business or investment relationship with the investor. Red Mountain Jet LLC, an indirect wholly-owned subsidiary of a Brazilian investor, invested in Amyris Brasil in May 2010 after the conclusion of due diligence and investment discussions that commenced more than a year prior to the filing of the Registration Statement. Total Gas & Power USA SAS, a wholly-owned subsidiary of Total, S.A. (collectively, “Total”), invested in Amyris upon the completion of negotiations regarding a strategic relationship that had been underway for over a year prior to the filing of the Registration Statement. Accordingly we believe these purchases should not be integrated with the initial public offering, as contemplated by Release 8828 and Compliance and Disclosure Interpretation 139.25.

Red Mountain Purchase of Shares of Amyris Brasil

Red Mountain Jet LLC is an investment vehicle of a Brazilian investor. The investment decisions for this investor, including those for Red Mountain Jet LLC, are controlled by its investment manager, Greentech Capital. The Company began discussions with Greentech Capital about a potential investment in Amyris Brasil in March 2009, which was the same timeframe in which the Company commenced discussions with other Brazilian investors about investing in Amyris Brasil. The first investment from a third party investor that resulted from these discussions was made in December 2009. The Company continued its discussions with Greentech Capital throughout 2009 and into 2010; however Greentech Capital has a very long investment decision cycle. Its due diligence process lasted over a year and included many meetings with members of the Company and Amyris Brasil’s management teams and several visits to Amyris Brasil’s and the Company’s facilities. The May 2010 investment by Red Mountain Jet LLC was made under the same terms and conditions as all other investments in Amyris Brasil by third parties since December 2009 (which were completed between December 2009 and March 2010, prior to the filing of the Registration Statement), and these terms were substantially the same as originally discussed with all of these investors in the spring of 2009. The timing of Greentech Capital’s final investment decision was incidental to, and not caused by, the filing of the Registration Statement.

Total Purchase of Series D Preferred Stock

The Amyris relationship with Total originated in early 2009. After a meeting between the Company’s Chief Executive Officer and Total’s head of biotechnology research and development, Total contacted Amyris by email in February 2009 seeking to commence discussions regarding a potential collaboration for the development of products using the Company’s synthetic biology platform. At that time, Total indicated that it would also like to pursue an investment in Amyris. On February 18, 2009, Total and Amyris entered into a nondisclosure agreement with respect to these discussions, and negotiations continued at various times through June 2010. Amyris understands and believes that Total was not prepared to invest in Amyris in the absence of the

Securities and Exchange Commission

July 6, 2010

parties entering into a collaboration agreement for the joint development of products based on the Amyris synthetic biology platform. As disclosed in the Registration Statement, such an agreement was entered into at the same time as Total made its investment in the Amyris’ Series D Preferred Stock.

While the parties commenced discussions long before the Registration Statement was filed, the agreements were not completed until June 2010. This is largely because Amyris continued to develop its technology and business over the course of time and because of the complexity of the collaboration agreement. The timing of the entry into the agreements was incidental to, and not caused by, the filing of the Registration Statement.

Amyris carefully sought to sell its securities to Total in compliance with the provisions of the Securities Act, consistent with Release 8828 and Compliance and Disclosure Interpretation 139.25. Accordingly, in its purchase agreement for the Series D Preferred Stock, Total represented that it became interested in Amyris and the purchase of the Series D Preferred Stock through its substantive relationship with the Company, which existed prior to the Company’s filing of the Registration Statement, and that it did not become interested in the investment as a result of any general solicitation.

As the parties ultimately came to the conclusion of their negotiations, they were, of course, aware of the proposed timing of the IPO which would ascribe a publicly available valuation to Amyris. Total and Amyris had different opinions on the likelihood of different valuations and, as disclosed, negotiated terms for the contingencies they perceived. To the extent the IPO price is below a specified threshold, Total will be compensated through a conversion ratio adjustment that results in the Series D converting into a greater number of shares of common stock of the Company. To the extent the IPO price is above a specified threshold, Amyris will be compensated through an additional cash payment. We do not believe the inclusion of these adjustment features is indicative in any sense that the Total investment was solicited through the Registration Statement.

2.	To the extent that you have any financial information available for the quarter ended June 30, 2010, please provide a Recent Developments section to disclose and discuss such information.

The Company has not completed the process of closing its books and preparing its consolidated financial statements for the quarter and six months ended June 30, 2010 and, as result, is not in a position to provide capsule or other financial information as of the end of and for such period. Having said this, the Company does not believe that the failure to provide such interim financial information will be material to potential investors in light of the Company’s operating activity in the quarter and disclosures already provided. As noted in the Registration Statement, the Company has not yet generated revenue from the commercialization of its products, which statement continues to be true through the current date of the Registration Statement. The most significant event occurring in the June 30, 2010 quarter that will be reflected in the financial statements is the raising of capital through the sale of Series D Preferred Stock and sale of equity securities of Amyris Brasil, and this is fully reflected in pro forma financial information in the

Securities and Exchange Commission

July 6, 2010

Registration Statement (in Summary Consolidated Financial Data and Capitalization), as is the potential accounting impact of this sale, as further discussed in response to comment 6 below.

Summary Consolidated Financial Data, page 10

3.	Please tell us what consideration you gave to including pro forma EPS information that reflects the impact of the transactions noted in your Pro Forma as Adjusted consolidated balance sheet information.

While the Company and we felt that the provision of Pro Forma as Adjusted information in “Summary Consolidated Financial Data” (as well as in “Capitalization”) reflecting the capital raising events in June 2010 would be useful information to potential investors, we did not believe that giving effect to the shares issued in this activity in the EPS information was appropriate or useful to investors. The EPS information that is provided in the Summary Consolidated Financial Data is derived directly from the interim financial statements included in the Registration Statement, and we think that it may be confusing to investors to present two different EPS amounts in the Registration Statement for the same period. Further, we note that the inclusion of the additional shares reflected in the Pro Forma as Adjusted column would be anti-dilutive in light of the loss incurred in the period.

Business, page 75

Transportation Fuels, page 89

4.	We have considered your responses to comment 20 of our letter dated May 13, 2010 and comment five of our letter dated June 9, 2010. We believe the disclosure on page 90 relating to the third party testing of your fuel using ASTM International certification metrics constitutes “expertised” disclosure. Please identify the third party by name and file a consent from the third party. Alternatively, you may elect to delete the reference to the third party.

In response to the Staff’s comment, the Company has named the third party in “Business––Transportation Fuels” and has filed as an exhibit to the Registration Statement the consent of the third party to be named as an expert in the Registration Statement.

Note 19. Subsequent Events, page F-49

5.	Please note that you are no longer required to disclose the date through which you have evaluated subsequent events. Therefore, please revise your disclosure as appropriate. Reference ASU 2010-09.

In response to the Staff’s comment, the Company has deleted the first paragraph of Note 19.

6.	We note that the conversion terms of your Series D preferred stock are subject to change based upon your initial public offering price. Please revise to disclose what consideration you gave to these terms in determining whether there is a beneficial conversion feature or an embedded derivative.

Securities and Exchange Commission

July 6, 2010

In response to the Staff’s comment, Note 19 has been revised to explain that the Company has not yet completed the analysis of the accounting impact of the sale of Series D preferred stock that is described in that note. Further, an explanation of the possible accounting consequences of this sale has been added to “Management’s Discussion and Analysis of Financial Condition and Results of Operations––Recent Developments.”

7.	Please revise to disclose that the Series D preferred stock and the Amyris Brasil shares are not included in the pro forma stockholders’ equity information presented on your consolidated balance sheet.

In response to the Staff’s comment, the Company has revised Note 19 to disclose that the Series D preferred stock and the Amyris Brasil shares are not included in the pro forma stockholders’ equity information presented on the Company’s consolidated balance sheet as of March 31, 2010.

Exhibit 5.1—Form of Opinion of Fenwick & West LLP

8.	We note your response to comment 10 of our letter dated June 9, 2010. For this offering, we object to a qualification that implies that the board has not taken all required action prior to the issuance and sale of the securities covered by the registration statement. Please have counsel revise the opinion accordingly.

In response to the Staff’s comment, we have revised the opinion paragraph in the form of legal opinion to remove the reference to resolutions that will be adopted in the future by the pricing committee and to refer to “resolutions previously adopted by the Company’s board of directors.” The Company has filed the revised form of legal opinion as an exhibit to the Amendment. For the Staff’s easy reference, we have enclosed a redline of the revised form of opinion with the mailing of this letter.

*    *    *

We and the Company believe that we have been responsive to the Staff’s comments in the SEC letter of July 1, 2010. In light of this and the Company’s and underwriters’ plans for commencement of the road show the week of July 12, 2010, we anticipate filing Amendment No. 5, which will include the red herring preliminary prospectus (with the estimated price range), on July 12, 2010. I will contact Ms. Anagnosti this week to confirm that this schedule can be maintained, and we appreciate any assistance that the Staff can provide in allowing us to meet this schedule.

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657 or, in his absence, Horace L. Nash at (650) 335-7934.

Securities and Exchange Commission

July 6, 2010

Sincerely,

/s/ Daniel Winnike
Daniel J. Winnike

cc:

John Melo, Chief Executive Officer and President

Jeryl Hilleman, Chief Financial Officer

Tamara Tompkins, General Counsel

Amyris, Inc.

Jeffrey Saper

Allison Spinner

Wilson Sonsini Goodrich & Rosati, P.C.

Horace Nash

Fenwick & West LLP